UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of earliest event
 reported: July 9, 2012

AMR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware   1-8400   75-1825172
(State of Incorporation) (Commission File Number)   (IRS Employer Identification No.)

4333 Amon Carter Blvd.   Fort Worth, Texas   76155
(Address of principal executive offices)   (Zip Code)

(817) 963-1234
(Registrant's telephone number)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

AMR Corporation issued a press release on July 9, 2012 reporting June revenue and traffic results. The press release is attached as Exhibit 99.1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMR CORPORATION

                                        /s/ Kenneth W. Wimberly
                                        Kenneth W. Wimberly
                                        Corporate Secretary

Dated: July 9, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release

CONTACT: Sean Collins
Media Relations
Fort Worth, Texas
817-967-1577
mediarelations@aa.com

FOR RELEASE**:** Monday, July 9, 2012

AMR REPORTS JUNE 2012 REVENUE AND TRAFFIC RESULTS

Consolidated Unit Revenue Increased 8.6 Percent

FORT WORTH, Texas - AMR Corporation, the parent company of American Airlines®, Inc., today reported June 2012 consolidated revenue and traffic results for its principal subsidiary, American Airlines, Inc. and its wholly owned subsidiary, AMR Eagle Holding Corporation.

June's consolidated passenger revenue per available seat mile (PRASM) increased an estimated 8.6 percent versus the same period last year, driven by improved yields and strong demand in domestic and international markets, resulting in higher PRASM across all entities.

The Company reported a June consolidated load factor of 87.1 percent, an increase of 1.4 points versus the same period last year. Consolidated capacity and traffic were lower by 2.6 percent and 1.0 percent year-over-year, respectively.

Domestic load factor increased 1.2 points to 88.6 percent, as capacity and traffic decreased by 3.5 and 2.2 percent year-over-year, respectively.

International load factor was 86.4 percent, an increase of 1.7 points year-over-year, as all international entities experienced increases. The Pacific entity led the way with a load factor of 91.8 percent, an increase of 7.1 percent year-over-year. International traffic was consistent with last year on 2.0 percent less capacity.

On a consolidated basis, the Company boarded 9.6 million passengers in June.

The Company's Results Are Detailed Below:

AMR PRELIMINARY RESULTS SUMMARY

June 2012 consolidated year-over-year PRASM change	8.6%
June 2011 consolidated PRASM (cents/ASM)	13.03
June 2012 consolidated fuel price including effective hedges & taxes (dollars/gallon)	$3.01

AMR TRAFFIC SUMMARY
EXCLUDES CHARTER SERVICES

	MAY			Year-to-Date		
	2012	**2011**	**Change**	**2012**	**2011**	**Change**
REVENUE PASSENGER MILES (000)						
Domestic	6,676,211	6,826,398	(2.2) %	37,601,663	37,661,316	(0.2) %
International	4,567,679	4,567,172	0.0	24,923,517	24,274,159	2.7
Atlantic	1,879,795	1,989,546	(5.5)	8,608,179	8,803,474	(2.2)
Latin America	1,994,777	1,942,486	2.7	12,583,077	12,204,506	3.1
Pacific	693,107	635,140	9.1	3,732,261	3,266,180	14.3
Mainline	11,243,889	11,393,570	(1.3)	62,525,180	61,935,475	1.0
Regional	924,040	898,114	2.9	5,051,150	4,716,904	7.1
Consolidated	12,167,929	12,291,684	(1.0)	67,576,330	66,652,379	1.4
AVAILABLE SEAT MILES (000)						
Domestic	7,532,958	7,806,049	(3.5) %	45,156,826	45,946,324	(1.7) %
International	5,288,179	5,395,747	(2.0)	31,019,204	31,108,048	(0.3)
Atlantic	2,074,767	2,221,790	(6.6)	10,707,426	11,555,488	(7.3)
Latin America	2,457,988	2,423,972	1.4	15,756,327	15,267,483	3.2
Pacific	755,424	749,985	0.7	4,555,450	4,285,077	6.3
Mainline	12,821,137	13,201,796	(2.9)	76,176,030	77,054,372	(1.1)
Regional	1,152,915	1,146,790	0.5	6,772,310	6,559,743	3.2
Consolidated	13,974,052	14,348,585	(2.6)	82,948,339	83,614,115	(0.8)
LOAD FACTOR						
Domestic	88.6	87.5	1.2 Pts	83.3	82.0	1.3 Pts
International	86.4	84.6	1.7	80.3	78.0	2.3
Atlantic	90.6	89.5	1.1	80.4	76.2	4.2
Latin America	81.2	80.1	1.0	79.9	79.9	(0.1)
Pacific	91.8	84.7	7.1	81.9	76.2	5.7
Mainline	87.7	86.3	1.4	82.1	80.4	1.7
Regional	80.1	78.3	1.8	74.6	71.9	2.7
Consolidated	87.1	85.7	1.4	81.5	79.7	1.8
PASSENGERS BOARDED						
Mainline	7,641,064	7,717,523	(1.0) %	43,125,140	42,306,297	1.9 %
Regional	1,946,357	1,911,673	1.8	10,596,498	10,212,002	3.8
Consolidated	9,587,421	9,629,196	(0.4)	53,721,638	52,518,299	2.3
SYSTEM CARGO TON MILES (000)						
Total	148,601	146,975	1.1 %	900,612	897,849	0.3 %

Note: Regional data is inclusive of American Eagle®, Executive Airlines®, and AmericanConnection®.

Cautionary Statement Regarding Forward-Looking Statements and Information
This news release could be viewed as containing forward-looking statements or information. Actual results may differ materially from the results suggested by the statements and information contained herein for a number of reasons, including, but not limited to, the impact of the bankruptcy filings of the Company and certain of its U.S. subsidiaries, the Company's ability to refinance, extend or repay its near and intermediate term debt, the Company's substantial level of indebtedness and related interest rates, the potential impact of volatile and rising fuel prices, impairments and restructuring charges. The Company cannot predict what the ultimate value of any of its securities may be or whether holders of any such securities will receive any distribution in the Company's reorganization. However, it is likely that the Company's common stock will have little or no value at the time of the Company's emergence from bankruptcy, and the common stock could be canceled entirely upon the approval of the Bankruptcy Court. In the event of such cancellation, amounts invested in the Company's common stock will not be recoverable. Accordingly, the Company urges that caution be exercised with respect to existing and future investments in any of these securities (including the Company's common stock) or other Company claims. Readers are referred to the documents filed by the Company with the Securities and Exchange Commission, including the Company's Form 10-K for the period ended December 31, 2011, which further identify the important risk factors that could cause actual results to differ materially from the forward-looking statements in this news release. The Company disclaims any obligation to update any forward-looking statement or information.

About American Airlines
American Airlines, American Eagle[®] and the AmericanConnection[®] carrier serve 260 airports in more than 50 countries and territories with, on average, more than 3,500 daily flights. The combined network fleet numbers more than 900 aircraft. American's award-winning website, AA.com[®], provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the **one**world[®] alliance, which brings together some of the best and biggest names in the airline business, enabling them to offer their customers more services and benefits than any airline can provide on its own. Together, its members and members-elect serve more than 900 destinations with more than 9,000 daily flights to 150 countries and territories. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AmericanAirlines, American Eagle, AmericanConnection, AA.com, and AAdvantage are trademarks of American Airlines, Inc. AMR Corporation common stock trades under the symbol "AAMRQ" on the OTCQB marketplace, operated by OTC Markets Group.

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Current AMR Corp. news releases can be accessed at http://www.aa.com